JET GOLD CORP.

FINANCIAL STATEMENTS

February 28, 2007

(Prepared by management without audit)

Jet Gold Corp.
1102 – 475 Howe Street
Vancouver, B.C.
V6C 2B3

April 17, 2007

To the Shareholders of
Jet Gold Corp.

The attached unaudited financial statements have been prepared by management without review by the
auditors of Jet Gold Corp.

Yours truly,

"Robert L. Card"

_____
Robert L. Card
President

JET GOLD CORP.
Balance Sheets (note 1)
(Prepared by management without audit)
(Expressed in Canadian Dollars)

	February 28, 2007	August 31, 2006
Assets		
Current		
Cash and cash equivalents	$ 400,470	$ 520,310
Amounts receivable	13,442	13,378
Prepaid expenses	37,064	32,600
	450,976	566,288
Mineral Interests (notes 4 and 5)	745,648	742,840
Oil and Gas Interests (notes 5 and 6)	134,568	107,061
Equipment (note 8)	2,493	2,811
	$ 1,333,685	$ 1,419,000
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 8,000	$ 35,807
Shareholders' Equity		
Capital Stock (note 9)	5,056,200	4,876,304
Contributed Surplus (note 9(e))	288,954	277,101
Deficit	(4,019,469)	(3,770,212)
	1,325,469	1,383,193
	$ 1,333,685	$ 1,419,000

Approved on behalf of the Board:

"Robert L. Card"
………………………………..….…… Director
Robert L. Card

"Robert M. Kaplan"
………………………………….…… Director
Robert M. Kaplan

See notes to financial statements. 2

JET GOLD CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Prepared by management without audit)

	6 – Month Ended Feb.28, 2007		6 – Month Ended Feb.28, 2006		3 – Month Ended Feb.28, 2007		3 – Month Ended Feb.28, 2006
EXPENSES	$		$		$		$
Legal, audit and accounting	16,239		9,010		12,239		3,851
Administrative and consulting fees	33,300		33,500		16,800		16,000
Transfer agent	1,307		8,606		593		7,703
Regulatory fees	6,180		6,782		5,735		2,682
Investor relations	48,176		35,000		16,910		15,000
Amortization	318		452		159		226
Office and miscellaneous	3,937		5,492		1,887		2,290
Printing and shareholder communications	3,306		766		3,306		649
Insurance	13,860				-		
Stock based compensation	16,499		42,892		-		-
Rent	3,082		3,746		1,582		1,686
Travel	2,954		1,346		50		96
Operating expenses	149,158		147,592		59,261		50,183
LOSS BEFORE THE FOLLOWING	(149,158)		(147,592)		(59,261)		(50,183)
OTHER (INCOME) EXPENSES							
Mineral property expenditures	(10,770)		-		(10,770)		-
Mineral property abandon	(94,019)		-		(94,019)		-
Interest income	4,690		4,852		680		4,696
INCOME (LOSS) FOR THE PERIOD	(249,257)		(142,740)		(163,370)		(45,487)
DEFICIT, BEGINNING OF PERIOD	(3,770,212)		(3,411,025)		(3,856,099)		(3,508,278)
DEFICIT, END OF PERIOD	$ (4,019,469)	$	(3,553,765)	$	(4,019,469)	$	(3,553,765)
EARNINGS (LOSS) PER SHARE	$ (0.01)	$	(0.01)	$	(0.01)	$	(0.00)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	20,624,125		16,210,578		20,960,144		16,668,755

See notes to financial statements.   3

JET GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Prepared by management without audit)

	6 – Month Ended Feb28, 2007	6 – Month Ended Feb28, 2006	3 – Month Ended Feb28, 2007	3 – Month Ended Feb28, 2006
CASH PROVIDED BY (USED FOR)	$	$	$	$
OPERATING ACTIVITIES				
Net income (loss) for the period	(249,257)	(142,740)	(163,370)	(45,486)
Less items not involving cash				
Mineral property abandoned	94,019	-	94,019	-
Amortization	318	452	159	226
Stock based compensation	16,499	42,892	-	-
	(138,421)	(99,396)	(69,192)	(45,260)
Net change in non-cash working capital items				
Amounts receivable and advances	(64)	(1,415)	1,834	1,103
Prepaid expenses	(4,464)	5,027	8,377	5,908
Accounts payable and accrued liabilities	(27,807)	(6,878)	(11,000)	3,000
	(170,756)	(102,662)	(69,981)	(35,249)
FINANCING ACTIVITIES				
Shares issued for cash, net of issue costs	175,250	144,250	155,250	-
Shares issued for property	-	7,500	-	-
	175,250	151,750	155,250	-
INVESTING ACTIVITIES				
Oil and gas property	(27,507)	(723)	(5,760)	(723)
Short term investments		(19,000)		(31,000)
Mineral property expenditures	(96,827)	(18,466)	(7,500)	-
	(124,334)	(38,189)	(13,260)	(31,723)
INCREASE (DECREASE) IN CASH	(119,840)	10,899	72,009	(66,972
CASH, BEGINNING OF PERIOD	520,310	5,644	328,461	83,515
CASH, END OF PERIOD	$ 400,470	$ 16,543	$ 400,470	$ 16,543

See notes to financial statements.

1.   NATURE OF OPERATIONS

The Company is engaged in the exploration and development of natural resource properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The recoverability of the amounts shown for mineral properties and oil and gas interests are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from their disposition.

These financial statements have been prepared on a going-concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going-concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going-concern.

2.   SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended August 31, 2006. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended August 31, 2006.

(b)   Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates

3.   FINANCIAL INSTRUMENTS

(a)   Fair value

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments.

(b)   Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(c)   Credit risk

The Company is exposed to credit risk with respect to its cash; however, this is minimized as cash is placed with major financial institutions.

4.   **MINERAL INTERESTS**

Expenditures incurred on the Company's mineral properties during the period ended November 30, 2006 are as follows:

	Set Ga Done	Naskeena	Atlin	Total
Balance, August 31, 2005	451,469	-	20,694	472,163
Acquisition costs	-	122,000	7,500	129,500
Exploration costs				
Geological	1,325	1,500	12,600	15,425
Field	12,873	414	46,900	60,187
Drilling	32,797	-	-	32,797
Assay	2,593	-	-	2,593
Mapping	-	3,000	3,929	6,929
Consulting	2,850	-	-	2,850
Bond	-	8,000	2,500	10,500
Trenching	-	-	9,896	9,896
Total additions during year	52,438	134,914	83,325	270,677
Balance, August 31, 2006	$ 503,907	$ 134,914	$ 104,019	$ 742,840
Acquisition costs	-	55,000	-	55,000
Exploration costs				-
Geological	-	7,500	-	7,500
Field	-	4,674	-	4,674
Drilling	-	10,000	-	10,000
Assay	-	-	-	-
Mapping	-	19,878	-	19,878
Consulting	-	-	-	-
Bond	-	-	(2,500)	(2,500)
Trenching	-	2,275	-	2,275
Total additions during period	-	99,327	(2,500)	96,827
Mineral properties abandoned			(94,019)	(94,019)
Balance, November 30, 2006	503,907	234,241	7,500	745,648

(a)   Set Ga Done Property, Union of Myanmar

On March 31, 2003, the Company entered into a memorandum of understanding ("MOU") with Leeward Capital Corp. ("Leeward") to participate in the acquisition, exploration and development of an exploration block consisting of 700 square kilometres located in Shan State, Union of Myanmar. Pursuant to the MOU, the Company will expend an initial US $200,000 (done) in acquisition and exploration costs and will advance US $50,000 (done) as a refundable performance bank guarantee to the government of Myanmar. Subsequent expenditures will be shared equally with Leeward.

4.   MINERAL INTERESTS (Continued)

(a)   Set Ga Done Property, Union of Myanmar (Continued)

Leeward has entered into an agreement with the government of Myanmar to earn a 75% interest in the property, subject to certain back-in provisions reserved by the government of Myanmar. The 75% interest may be earned by expending approximately US $1,750,000 in exploration on the property over a three-year period and an additional US $1,000,000 on a feasibility study. These expenditures will be shared equally between the Company and Leeward. Once the interest has been earned, the Company and Leeward will each have a 37.5% interest in the property; with the government of Myanmar holding a 25% carried interest.

During the 2005 year-end, the Company and Leeward, due to circumstances beyond their control, did not meet the minimum expenditure requirements of the second exploration year of the Set Ga Done agreement. The government of Myanmar and the companies have agreed verbally to extend the prospecting period.

On July 18, 2006, the Company and Leeward entered into a joint venture partnership agreement with Quad Energy SA ("Quad") to option a 51% joint venture interest in the property. Quad has commenced a program to spend US $700,000 on exploration and development prior to January 7, 2008. Once all funds are spent, the Company's interest would be reduced to 18.4%.

(b)   Atlin Property, British Columbia

During the 2005 fiscal year, the Company was granted a first right of refusal to acquire the claims once it is satisfied of the value of proceeding further. The Company was required to provide $21,000 (completed) in exploration funds for exploration work on the property.

During the 2006 fiscal year, the Company exercised its option to acquire a 100% interest in 18 mineral claims located in the Atlin Mining Division in British Columbia in consideration of a cash payment of $5,000 (paid), the issuance of 200,000 common shares in stages comprised of 50,000 shares upon signing and approval of the TSX Venture Exchange (issued), 50,000 shares after $50,000 in work (not issued), 50,000 shares after an additional $75,000 in work, and 50,000 shares after an additional $100,000 in work. The Company must also incur exploration expenditures of a minimum of $225,000 over a three-year period, as follows: $50,000 by August 20, 2006 (incurred), a further $75,000 by August 20, 2007 and a further $100,000 by August 20, 2008. The Company will also issue an additional 100,000 shares if the property is put into commercial production and be subject to a 2% net smelter return royalty on gold production.

During fiscal 2007 the Company, due to poor placer exploration results, abandoned the exploration progam and accordingly, exploration expenditures in the aggregate of $94,019 have been written-off as at February 28, 2007. The Company is continuing to explore for other minerals and the acquisition costs will remain.

4. **MINERAL INTERESTS** (Continued)

(c)   Naskeena Group Property, British Columbia

The Company entered into an option agreement to acquire a 100% interest in three coal license applications covering lands in the Skeena Mining Division, located near Terrace, British Columbia. To exercise its option, the Company must complete the following:

(i)   Cash payments aggregating $55,000, with $20,000 paid on execution of the agreement and $35,000 paid on regulatory approval;

(ii)   To incur $600,000 in exploration expenditures on the property as follows:

(a) $100,000 on or before March 31, 2007;
(b) $200,000 on or before March 31, 2008; and
(c) $300,000 on or before March 31, 2009;

(iii)   To issue 2,000,000 common shares of the Company to the optionors as follows:

(a)   400,000 common shares on regulatory approval (issued and valued at $122,000);
(b)   400,000 common shares on or before April 21, 2007;
(c)   500,000 common shares on completion of a feasibility report; and
(d)   700,000 common shares upon placing the property into commercial production.

The optionor has retained a 2% royalty on the sale of coal or other products from the property, the Company has the right to purchase one-half of the royalty by paying $500,000 to the optionor.

2. **REALIZATION OF ASSETS**

The investment in and expenditures on resource properties comprises a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the resource properties or from the proceeds of disposal.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

3. **OIL AND GAS INTERESTS**

(a)   Stewart Prospect, Texas

The Company acquired a 2.5% working interest (1.875% net revenue interest) in a drilling test well on an oil and gas prospect located in Goliad County, Texas. The test well was plugged and abandoned and, accordingly, $26,042 in exploration costs has been written-off as of August 31, 2006. As of February 28, 2007 the carrying value was $8,295 which consists of $5,410 in acquisition costs and $2,885 in exploration costs.

(b)   Funk Prospect, Texas

The Company acquired a 5% working interest (0.725% net revenue interest) in a drilling test well on an oil and gas prospect located in Goliad County, Texas. The Company advanced $126,273 for its share of the estimated project costs to February 28, 2007.

4.   ASSET RETIREMENT OBLIGATION

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. At February 28, 2007, the Company estimates that costs relating to future site restoration and abandonment based on work done to that date will be immaterial. The Company has currently made no provision for site restoration costs or potential environmental liabilities as all properties are still in the exploration stage. Factors such as further exploration, inflation and changes in technology may materially change the cost estimate.

The operations of the Company are complex, and regulations and legislation affecting the Company are continually changing. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one-quarter or year.

5.   EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 11,650	$ 9,157	$ 2,493

6.   CAPITAL STOCK

Authorized
  Unlimited common shares without par value

Issued
  21,433,755 common shares

	Shares	Amount
Balance, August 31, 2005	15,138,755	3,947,319
Issued for cash		
Exercise of options	290,000	34,000
Exercise of warrants	595,000	71,400
Private placement	3,750,000	712,500
Issued for property	450,000	129,500
Share issue costs		(50,750)
Fair value of options exercised	-	32,335
	-	
Balance, August 31, 2006	20,223,755	$ 4,876,304
Issued for cash		
Exercise of options	50,000	5,000
Exercise of warrants	160,000	20,250
Private placement	1,000,000	150,000
Fair value of options exercised	-	4,646
Balance , November 30, 2006	21,433,755	$ 5,056,200

9.   CAPITAL STOCK (Continued)
   (a)   Private placement

In October 2005, the Company closed a private placement and issued 1,500,000 units at $0.10 per share for cash proceeds of $150,000. Each unit consisted of one common share and one warrant with each warrant exercisable to acquire one additional common share at a price of $0.12 per share for a one-year period and $0.15 for a two-year period.

In April 2006, the Company closed a private placement and issued 2,250,000 units at $0.25 per share for cash proceeds of $562,500. Each unit consisted of one common share and one warrant with each warrant exercisable to acquire one additional common share at a price of $0.35 per share to April 13, 2008. The Company issued 225,000 agents options exercisable at $0.25 for two years from closing into units, each unit to acquire one share and one share purchase warrant exercisable at $0.35 for two years from closing.

In January 2007The Company closed a private placement of securities as follows; 900,000 flow through units at a price of fifteen cents per unit, composed of one share and a warrant to buy one share at 25 cents for two years and 100,000 regular units for a unit price of fifteen cents of one share and a two year warrant to buy the share at 25 cents for proceeds of $150,000.

   (b)   Warrants

As at February 28, 2007, the Company has warrants outstanding for the purchase of common shares as follows:

Expiry Date	Exercise Price	Outstanding August 31, 2006	Issued	Exercised	Expired	Outstanding November 30, 2006
December 20, 2006	$ 0.25	1,650,000	-	-	1,650,000	-
December 20, 2006	$ 0.25	850,000	-	-	850,000	-
October 28, 2006/2007	$ 0.12/$ 0.15	905,000	-	160,000	-	745,000
April 13, 2008	$ 0.35	2,250,000	-	-	-	2,250,000
January 9, 2009	$0.25	-	1,000,000	-	-	1,000,000
		5,655,000	1,000,000	160,000	2,500,000	3,995,000

   (c)   Stock options

During 2006, the Company received acceptance from the TSX Venture Exchange for a stock option plan, which authorizes the board of directors to grant options for the purchase of common shares of the Company. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the plan. As at February 28, 2007 stock options outstanding are as follows:

Expiry Date	Exercise Price	Outstanding August 31, 2006	Granted	Exercised	Expired/ Cancelled	Outstanding February 28, 2007
April 13, 2008	$ 0.25	225,000				225,000
October 27, 2008	$ 0.15	300,000				300,000
September 29, 2009	$ 0.20	200,000				200,000
December 31, 2009	$ 0.20	75,000				75,000

September 1, 2010	$ 0.10	460,000	50,000	410,000
March 6, 2011	$ 0.13	100,000		100,000
March 9, 2011	$ 0.13	75,000		75,000
October 30, 20	$0.17	-	100,000	100,000
		1,435,000		1,485,000

(d)   Option compensation

Pursuant to the Canadian Institute of Chartered Accountants' standard of accounting for stock-based compensation (note 2(e)), the fair value of stock options granted, and which vested, to directors, employees and consultants, in the amount of $16,499 (2006 - $42,892) has been recorded as an expense in the period ended February 28, 2007.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following assumptions:

	2006	**2005**	**2004**
Weighted average			
Risk-free interest rate	3.94%	2.97%	2.97%
Expected dividend yield	0	0	0
Expected stock price volatility	125%	116%	116%
Expected option life in years	3	3	3

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

(e)   Contributed surplus

Contributed surplus increased in connection with the recognition of compensation cost relating to stock options. Contributed surplus is decreased when those stock options are exercised:

	February 28, 2007		**August 31, 2006**	
Contributed surplus, beginning of year	$	277,101	$	236,171
Stock option expense for year		16,499		73,265
Stock options exercised during the year		(4,646)		(32,335)
Contributed surplus, end of year	$	288,954	$	277,101

(f)   Escrow shares

A total of 1,000,000 common shares were subject to a escrow agreement signed in previous years. These shares are subject to a time release over a three-year period from January 23, 2004 as follows:

(i)   100,000 shares - January 23, 2004 (released);
(ii)   150,000 shares - July 23, 2004 (released);

(iii)   150,000 shares - January 23, 2005 (released);
(iv)   150,000 shares - July 23, 2005 (released);
(v)   150,000 shares - January 23, 2006 (released);
(vi)   150,000 shares - July 23, 2006 (released); and
(vii)   150,000 shares - January 23, 2007.(released)

7.   **RELATED PARTY TRANSACTIONS**

(a) The Company paid $24,000 (2006 - $24,000) to a company controlled by the president of the Company pursuant to a consulting agreement dated May 15, 2003 for the provision of office and administration services and also paid $3,080 (2006 - $3,746) for office rent to a company controlled by the president. The Company paid $9,000 (2006 - $7,000) to a company controlled by an officer of the Company for administrative services.

(b) During the period directors and officers of the Company acquired an aggregate of 540,000 (2005 - 350,000) units of the private placement referred to in note 6 for proceeds of $81,000 (2005 - $35,000).

8.   **SEGMENTED DISCLOSURE**

The Company has one operating segment, being the exploration and development of mineral properties. All of the Company's assets are located in Canada, with the exception of $503,907 of costs incurred in connection with the Set Ga Done project located in the Union of Myanmar (note 4).

JET GOLD CORP
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED FEBRUARY 28, 2007

REPORT DATE
January 29, 2007

This Management Discussion and Analysis (the "MDA") provides relevant information on the operations and financial condition of Jet Gold Corp. (the "Company") for the period ended February 28, 2007. This MD&A has been prepared as of April 17, 2007.

The Company's activities are primarily directed towards exploration and development of mineral properties. The realization of amounts shown for mineral claims and deferred costs are dependent upon the discovery of economical recoverable reserves and future profitable production, or proceeds from the deposition of these properties. The carrying values of mineral claims and deferred development do not necessarily reflect their present or future values.

The MD&A should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended August 31,2006 herein that are prepared in accordance with Canadian generally accepted principles, all of which can be found on SEDAR at www.sedar.com.

All monetary amounts in this MD&A and in the financial statements are expressed in Canadian dollars, unless otherwise stated. All of the financial information referenced below has been prepared in accordance with generally accepted accounting principals applied on a consistent basis.

The Company is a reporting issuer in each of the Provinces of British Columbia and Alberta. Its head and principal office is located at 1102 – 475 Howe Street Vancouver, British Columbia, V6C 2B3. It's registered and records office is located at 1710 – 1177 Hastings Street, Vancouver, British Columbia, V6E 2L3.

OVERALL PERFORMANCE

In order to better understand Jet's financial results, it is important to gain an appreciation for the significant events, transactions and activities on mineral properties which have occurred to the date of this MD&A.

Set Ga Done Project, Shan State, Union of Myanmar

The Company entered into a Memorandum of Understanding ("MOU") with Leeward Capital ("Leeward") to participate in the acquisition, exploration and development of an exploration block consisting of 700 square km, located in Shan State, Union of Myanmar. Pursuant to the MOU, the Company has expended an initial US$200,000 in acquisition and exploration costs and advanced US$50,000 as a refundable performance bank guarantee to the Government of Myanmar to earn its interest in the property with Leeward. Subsequent expenditures will be shared equally with Leeward.

Leeward has entered into an agreement with the Government of Myanmar to earn a 75% interest in the property, subject to certain back-in provisions reserved by the Government of Myanmar. The Government of Myanmar will hold a 25% carried working interest. The joint interest may be earned by expending approximately US$1,750,000 in exploration on the property over a three-year period and an additional

US$1,000,000 on a feasibility study. The carried interest of the Government of Myanmar is 25% and the earned interest of Leeward is 37.5% and the Company is 37.5%.

Leeward received final approval on the concession agreement by the Government of Myanmar on December 10, 2003.

On July 18, 2006 the Company and its joint venture partner, Leeward Capital Corp., signed an agreement to option the Set Ga Done gold property to Quad Energy SA. The Company and Leeward currently hold a 75-per-cent interest in the property, with the government of Myanmar holding the remainder.

Under the terms of the agreement, Quad can earn up to 51 per cent of the joint venture interest in the property by spending $700,000 (U.S.) on exploration and development prior to January 7, 2008.

Quad Energy SA is a private venture capital company with interests in oil and gas and mining in Southeast Asia and maintains offices in Bangkok, Thailand, Ho Chi Minh City, Vietnam, and Calgary Alberta. Quad has an oil shale project in Myanmar and is expanding its interests to include gold mining projects in the country.

Most of the funds are anticipated to be spent on Diamond drilling. The Company's interest would be reduced to 18.75% in the event all funds are spent. The joint venture partnership would then be composed of the Company, Leeward and Quad.

As the Company is entering its exploration phase of the agreement it was required, as per terms of the agreement, to relinquish 50% of its area. The government of Myanmar has accepted the relinquishing report as submitted by the Company.

Exploration Program

The company plans a two-phased exploration program. The initial phase consisted of 360m of diamond drilling utilizing a larger drill rig along with property scale exploration as well as follow up of the previously delineated Nga Mu Gyi gold zone and a number of other gold anomalies on the concession. The budget for the initial phase of exploration is $230,000 U.S. Contingent upon exploration success; an additional 4,000 meters of drilling are planned in the second phase of exploration. Estimated expenditures for phase two is $650,000 U.S. The estimated expenditures for phase three will be $870,000 U.S. Phase three will be carried out based on positive results from phase two and the Company feels that the expenditures are warranted.

An experienced Canadian geologist resident in Myanmar will supervise the drilling program. Jet Gold has received a comprehensive 43-101 report on the property which is available on SEDAR and the company's website (www.jetgoldcorp.com).

The Company and its joint venture partner, Leeward, have completed the importation of diamond drilling equipment into Myanmar and have been advised by Quad Energy SA, the operator, drilling operations are planned for January 2007, after the end of monsoon season and road construction is completed.

Exploration Results

Geological mapping was completed on the concession. The most significant result of this mapping was the identification of a northeast trending, folded and faulted Cretaceous limestone ridge. Prospecting this ridge identified the presence of brecciated limestone, argillaceous limestone and minor interbedded sandstone. Analyses of rock samples collected from Yanbo Ridge returned anomalous gold values in the range of 150 parts per billion to 1,850 ppb (1,000 ppb is equal to one gram per tonne). Heavy mineral samples collected from streams draining the flanks of the limestone ridge returned values ranging from 50 to 41,666 ppb gold. These gold values from heavy mineral samples should be considered only qualitative indications of the presence of gold. Some of these heavy mineral samples were taken from streams draining only the limestone area. However, other heavy mineral sample results may reflect remnants of tertiary gold-bearing gravel deposits preserved intermittently along some streams in the limestone area, as such these results are ambiguous as to the exact source of the gold. ICP testing of some rock samples from this area returned trace antimony values. Obviously, a great deal of exploration is required in this area.

Set Ga Done

The Set Ga Done gold zone is a near vertical fracture and fault system that extends a minimum of 700 metres on surface before disappearing beneath alluvial cover toward the northwest and the Yanbo Ridge. Previous diamond drilling was attempted on the property on several occasions using a lightweight drilling rig, which partially penetrated this zone, intersected 9.80 g/t over 4.77 metres before entering an open stope for 2.44 metres with some recovery of core after that that analyzed 8.48 g/t before the hole was abandoned. While these results cannot characterize the entire zone they were deemed encouraging.

The diamond drilling on the Set Ga Done gold zone undertaken this year succeeded in penetrating the entire mineralized section of this zone in Triassic volcanics only once in the five attempts to do so. In hole SG-1, 23.5 metres of mineralization from 97.4 to 117.0 metres were intersected. However, due to the extreme core loss in this interval the gold results obtained are not considered representative. The best core intersection recovered was from a 2.2-metre interval from 109.20 to 111.40 metres, which returned a gold value of 2,300 parts per billion. The true width of this zone is estimated at 15.5 metres. The remaining holes were not successful in penetrating the mineralized zone due to drilling problems in the highly fractured, sheared and altered nature of the host volcanic rock units. ICP assay results indicate that Set Ga Done gold zone is enriched in arsenic and antimony. The Set Ga Done gold zone may be a feeder system for the overlying Cretaceous carbonates.

During the current work season work preformed to date consisted of line cutting, soil sampling and leveling of grid lines. The work preformed was to determine if parallel gold veins occur nearby. Three lines were cut each two kilometers long and centered on the known zone. It was determined that there are no apparent new prospective gold zones in the Set Ga Done. The Set Ga Done still remains the most promising gold occurrence on the block. A camp has been constructed for the drill crew and wooden core boxes have been built.

Nga Mu Gyi

Soil sampling at the Nga Mu Gyi zone returned anomalous gold-in-soil values ranging from 145 to 700 ppb. Plotting of these results on a grid of the area indicates an extension of this zone for 175 metres. This zone remains open toward the east. Previous surface mining during the period 1987 to 1993 along 50 metres of this zone by artisanal miners reported occasional coarse visible gold from this zone.

During the current work season work preformed to date consisted of detailed soil sampling, mapping and trenching. A total of eight trenches were complete and was useful as a cost-effective method of evaluating the site. Vegetation was cleared form the former mining site and the location of all shafts and pits were mapped. Local residents who formerly worked at the site reported that the vein was very rich, but narrow (15cm or so) and the best gold was found at depth.

Cretaceous sedimentary rocks

Prospecting and sampling continued in this area to determine if there is any indication of "Carlin-Type" gold mineralization.

Other areas
There is another target area indicated by heavy mineral and rock sampling in the northeast part of the concession. This anomaly occurs along the contact between granite and limestone. Initial prospecting in this area returned geochemically anomalous gold values from rock samples ranging from 250 to 650 ppb. Heavy mineral sample results from the area range from 950 ppb to 9,500 ppb. Follow-up exploration is required in this area.

Prospecting and geological mapping continued on other areas of the block. We have discovered a new zone between the Set Ga Dona and the Nga Mu Gyi. It appears to be as strongly mineralized as these zones.

Temporary fly camps were established in Tongyauk Chaung to investigate remote parts of the Cretaceous sediments; at Man Pan to cover the extreme NE corner and in Taungme area in the SE corner.

Atlin Property - Canada

During the year end 2006 the Company expended $83,325 and in the year ended 2005 the Company expended $20,694 for total expenditures of $104,019 on two claim groups in Northern British Columbia. The Boyer's Creek claim is located NW of Dease Lake, B.C. and the Consolation Creek claim is located NE of Atlin B.C.

The Company's work program consisted of following up on high gold geochemical stream gold anomalies sampled and reported on the regional survey done by the B.C. government.

The property is comprised of a block of 18 claims that cover the highest gold sample taken by the BC Geological Survey during its Atlin area Regional Geochemical stream silt Reconnaissance Survey. The sample was taken from the silts in Consolation Creek, which drains Surprise Mountain immediately northeast of the town of Atlin, B.C.

As part of the Agreement, the Company has also acquired two gold Placer Leases which overlie the hardrock claims. The area is highly prospective for placer gold as well. The valley has not been previously mined for placer gold on a large scale, probably due to the glacial cover that has numerous large boulders covering the underlying native streambed. The size of the boulders prevented early prospectors from accessing the underlying gravels. The Company expects that with the use of modern excavating equipment a placer mining operation is possible.

The company geological consultant, Alex Burton, P.Eng., had designed an exploration program for the summer and fall, 2006, which includes the trenching of the property to expose bedrock and any possible gold ore bearing systems. This program will also test the placer gravels overlying the lode claims for gold content. During the month of August, 2006, the Company carried out exploration activities composed of sampling and trenching on the property. A major part of the work was excavator trenching to sample the bedrock in the ancient stream bed. Because of limitations in time and equipment the goal was not attained.

Due to poor placer exploration results the Company abandoned the exploration program and accordingly, exploration expenditures in the aggregate of $94,019 have been written-off as at February 28, 2007.The Company will continue to explore the lobe claims for gold, uranium and molybdenum.

Stewart Property – Texas

The Company has elected to participate in a 2 ½% working interest in a drilling program for natural gas in a prospect known as the Stewart lease located in Goliad County, Texas. The project is comprised of 544 acres of leases in an area of current production of natural gas.

The Stewart No. 1 has been plugged and was abandoned due to poor flow rates and accordingly, $26,042 in exploration costs has been written-off as of August 31, 2006. As of November 31, 2006 the carrying value was $8,295 which consists of $5,410 in acquisition costs and $2,885 in exploration costs.

The Company has received confirmation from its operator of record, Horizon Industries Ltd., as well as from the Authorization for Expenditure (AFE), to drill the Stewart No. 2 well in Goliad County, Texas. Horizon has finalized the drilling contract with Arrow Drilling, which propose to commence drilling operations within approximately 60 days.

The Stewart No. 2 well will be drilled to a total depth of 5,700 feet to test the next in a series of Middle Yegua 3-D seismic anomalies located on the Stewart leases. The amplitude in the Stewart No. 2 anomaly is stronger than that encountered in the Stewart No. 1 well, indicating higher porosity, inferring a greater resource.

Funk Property – Texas

The Company has elected to participate in a 5% working interest in a drilling program for natural gas in a prospect known as the Funk lease located in Goliad County, Texas. The project is comprised of two tracts of land comprising 240 acres and 160 acres in an area of current production of natural gas.

The Funk No. 1 well was drilled to a total depth of 2,530 feet; logs were completed indicating 15 feet of pay extending from a depth of 2,018 feet to 2,033 feet. Subsequently, side wall core analysis was completed which determined the zone to be gas-charged sands with no indication of water. On Aug. 22, 2006, a four-foot interval was perforated between 2,020 feet and 2,024 feet. The well came on immediately and unloaded all perforation fluids on an eight-64ths choke while flowing gas at a rate of 231,000 cubic feet per day and pressure of 650 pounds per square inch.

An independent four-point flow test has been completed by Fesco Petroleum Engineers. Shut-in pressure was 845 pounds per square inch. The flow test was conducted with stable wellhead pressure on choke sizes of eight-64ths, nine-64ths, 10/64ths and 12/64ths, producing dry gas at flow rates of 306,000 cubic feet, 344,000 cubic feet, 464,000 cubic feet and 611,000 cubic feet, respectively. There was no pressure drawdown while flowing at all choke settings. Completion operations are continuing and tie-in to sales is anticipated within approximately two weeks.

As part of the Funk acquisition the Company also obtained a 2.5% interest in two shut in gas wells on the lease. These well have been tested and were put into service briefly but proved to be uneconomic and have been shut-in..

Naskeena Coal Property –British Columbia

Jet Gold Corp. has acquired a large-scale coal property in Northern British Columbia which is 27 miles from the Terrace, B.C., railhead and about 100 miles from the Prince Rupert coal terminal.
The 45-square-kilometre (17-square-mile) parcel of claims, known as the Naskeena property, has been estimated to hold approximately 240 million tons of coal. The company will be producing a new report, with the potential reserves as 43-101 compliant.

Despite its highly prospective nature, the property has never been exploited due to a mapping error. After an initial assessment in 1914, subsequent exploration errantly targeted ground to the west of the property resulting in only minor coal findings.

Over the past year, Jet Gold consultants more carefully researched old claims and identified the mapping error. They returned to the property as located on the original 1914 map and have confirmed the large-scale presence of coal.

According to the 1914 report by G.F. Monckton, the coal is high carbon content, with an average exceeding 75 per cent, with low ash and low sulphur content. The property stretches for 12 miles and is up to 2-1/2 miles wide. According to the initial report, much of the coal appears to sit close to the surface. Currently the property is bisected by a paved road, is 27 miles from the Terrace, B.C., railhead. The Company has a copy of the rail line access survey and an "Interim environmental impact study CN-Meziadin project mile 0-75," dated November, 1973, A high-tension power line bisects the property.

The property, subject of a 1914 report, by geologist G.F. Monckton, ME, described two samples of coal as containing:

COAL SAMPLES

Moisture			
sample No. 1	2.0%	Sample No. 2	4.0%

Volatile combustible matter	3.75%	4.7%
Fixed carbon	75.7%	78.75%
Ash	15.0%	15.0%
Sulphur	0.5%	0.6%.

Reports from the Company's consultants describe the area where coal would be mined as adjacent to, but clear of, the Big Cedar River. A mine would be located to prevent environmental risk to the Big Cedar River, its tributaries and adjacent wetlands. The Big Cedar/River is in its own well-defined channel. There is up to two kilometres of potential mineable ground for over 10 kilometres of length on essentially flat ground totally clear of the Big Cedar River. Coals seams are exposed on surface in numerous areas across the claims.

Management will be analyzing various uses for the coal reserve from PCI uses as coking coal, thermal generation and electrical utility plants, coal gasification, and also the possibility of coal bed methane. Worldwide, coal-fired electrical generators produce a substantial portion of all electricity -- more than 40 per cent, topping all other sources. Moreover, new clean-coal technologies are expected to come on stream, a future factor that may lead to higher demand.

Exploration Program

The First Phase of exploration is budgeted at $20,000 and is to consist of initial mapping and map preparation to determine where the work program will take place. This includes the acquisition of air reconnaissance and satellite photos and the review of Ministry of Mines Reports for the property and surrounding area.

The Second and Third Phases budgeted at $40,000 and $100,000 respectively, will be initiated once results from Phase One have been obtained and analyzed.

The Second Phase is planned to consist of excavator trenching to expose the outcropping coal beds so that a drilling program can be laid out.

The Third Phase will consist of drilling to outline open pit mineable beds along with their thickness characteristics and potential open pit mining attributes.

With promising results, the option of further work and exploration will be carried out on the property during the 2007 season.

The 2007 program is expected to start in April and is comprised of diamond drilling. A further program of Reverse Circulation or other drilling is planned to follow up results of the diamond drilling program during the summer of 2007.

SELECTED ANNUAL INFORMATION

The following selected financial data have been prepared in accordance with Canadian generally accepted accounting principals and should be read in conjunction with the Company's audited financial statements. The following table sets forth selected financial data for the Company for and as of the end of the last three completed financial years to the year ended August 31.

Financial Year Ended	2006	2005	2004
Total revenue	Nil	Nil	Nil
Gain (Loss) before extraordinary items	(359,187)	(317,155)	(466,899)
(Loss) income per share – basic and diluted	($0.02)	($0.02)	($0.04)
Net income (loss)	(359,187)	(317,155)	(466,899)
Net income (loss) per share – basic and diluted	($0.02)	($0.02)	($0.04)
Total assets	1,419,000	791,343	656,075
Total long term financial liabilities	Nil	Nil	Nil
Cash dividends declared – per share	Nil	Nil	Nil

Overview

For the year ended August 31, 2004 the Company acquired the Ward property ($10,000) and had expenditures of $23,805. Subsequent to year end the Company terminated its option on the property and wrote off the property in the amount of $33,805. The Company also terminated it option on the Spring Property and wrote of $47,495. The Company's main exploration is on the Set Ga Don property and the Company expended $367,387. For greater detail please see the Companies Audited Financial Statements dated August 31, 2003 and 2004 filed on SEDAR.

For the year ended August 31, 2005 the Company had property expenditures of $73,251 on the Set Ga Don. The Company acquired the Winni property for $17,600 and had exploration expenditures of $18,937 and also terminating the option agreement and thus writing off $36,537. The Company also had an option to acquire the Atlin property and did preliminary exploration of $20,694. Subsequent to year end the Company exercised its option to acquire the property. The Company also acquired a 2 ½% interest in a gas well in Texas. For greater detail please see the Companies Audited Financial Statements dated August 31, 2004 and 2005 filed on SEDAR.

For the year ended August 31, 2006 the Company had property expenditures of $52,438 on the Set Ga Done and also optioned the property to Quad Energy SA in which Quad can earn up to 51%.The Company acquired the Atlin property and had expenditures of $83,325 and the Naskeena Coal property and had expenditures of $134,914.The Company also acquired a 5% interest in a gas well in Texas. For greater detail please see the Companies Audited Financial Statements dated August 2005 and 2006.

Results of Operation for the period ended November 30, 2006 and the year ended August 31, 2006
This review of operations should be read in conjunction with the Audited Financial Statements of the Company for the years ended August 31, 2006 and 2005

Quarter ended February 28, 2007 Financial Results

Overview

For the period ending February 28, 2007 the Company incurred a loss of $256,757 ($0.01 per share) compared to a loss of $142,740 ($0.01 per share) for the period ended February 28, 2006. The Company expects to continue losses for Fiscal 2007 as it develops its mineral properties.

Expenses

General and administration expenses totaled $149,158 for the period ended February 28, 2007 compared to $147,592 for the period ended February 28, 2006. Details of the four largest general and administration are as follows:

Stock based compensation of $16,499 (2005 - $42,892l) as a result of the Company issuing stock options under the option plan during the quarter.

Investor relations of $48,176 (2006 - $35,000) consisting of $10,000 (2006 – $30,000) as a result of the Company entering into an investor relations agreement which was terminated on October 31, 2006, $38,176 (2006 - $5,000) for web site enhancement, advertising in trade magazine and public relations.

Administration and consulting fees of $33,300 (2006 - $33,500) consisted of $24,000 (2006 – $24,000) management consulting to an officer and director of the Company as a result of the activities of the Company, $9,000 (2006 - $7,000) to a company controlled by an officer of the Company for administrative services and other of $300 (2006 - $2,500).

Insurance of $13,860 (2005 - $Nil) consists of Officers and Directors Liability insurance.

The Company expects to spend the same amount in the next quarter.

All other expenses are in the normal course of doing business.

Other

The Company abandoned the Atlin project and accordingly exploration expenditures in the aggregate of $94,019 have been written-off as at February 28, 2007. The Company will continue to explore the lobe claims for gold, uranium and molybdenum.

2006Financial Results

Overview

For the year ending August 31, 2006 the Company incurred a loss of $359,187 ($0.02 per share) compared to a loss of $317,155 ($0.02 per share) for the year ended August 31, 2005. The increase was mainly as a result of an increase in investor relation and legal, auditing and accounting. The Company expects to continue losses for Fiscal 2007 as it develops its mineral properties.

Expenses

General and administration expenses totaled $336,655 for the year ended August 31, 2006 compared to $291,206 for the year ended August 31, 2005. Details of the four largest general and administration are as follows:

Stock based compensation of $73,265 (2005 - $105,062) as a result of the Company issuing stock options under the option plan during the year.

Investor relations of $99,678 (2005 - $49,098) as a result of the Company signing an investor relations agreement, web site development and mailings to investors.

Legal, audit and accounting of $37,739 (2005 - $14,333) consisting of $11,969 (2005 - $5,083) for legal as a result of additional property acquisition and private placements and $25,808 (2005 - $9,250) for auditing and accounting.

Administration of $48,000 (2005 - $48,000) consisted of management fees to a company controlled by an officer and director of the Company as a result of the activities of the Company. The Company expects to spend the same amount next year.

All other expenses are in the normal course of doing business.

Other

During the year ended August 31, 2006 the Company abandoned the Stewart #1 well and the exploration costs, in the amount of $26,042, have been written off, leaving a carrying value of $5,410 in acquisition costs for the prospect.

During the year ended August 31, 2005 the option on the Winni property was not exercised and the Company had a write off of $36,537.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited financial statements. The following is a summary of selected financial data for the Company for its eight completed financial quarters ending August 31, 2006. Each quarter of each financial year is shown on a quarterly basis.

Quarter Ended Amounts in 000's	Feb. 28, 2007	Nov. 30, 2006	Aug. 31 2006	May 31, 2006	February 28, 2006	Nov. 30, 2005	August 31, 2005	May 31, 2005
Revenue				-	-	-	-	-
Loss before extraordinary items	(163.4)	(85.9)	(79.6)	(136.9)	(45.4)	(97.3)	(35.2)	(53.2)
Loss per share –basic and diluted	(0.01)	(0.00)	(0.00)	(0.01)	(0.00)	(0.01)	(0.00)	(0.00)
Net loss	(163.4)	(85.9)	(79.6)	(136.9)	(45.40	(97.3)	(35.2)	(53.2)
Net loss per share – basic and diluted	(0.01)	(0.00)	(0.00)	(0.01)	(0.00)	(0.01)	(0.00)	(0.00)

During the quarters ending May 31, 2005 to August 31, 2006, the Company was consistent in its general and administration expenses. The increase in the net loss of the quarter ended February 28, 2005 was the result of the option issued during the period and option compensation expenses of $15,431 and write off of mineral properties in the amount of $36,537. The increase in the net loss of the quarter ending November 30, 2005 was the result $42,892 for option compensation expense for the quarter. The increase in the lose for the quartered ended May 31, 2006 was option compensation of $25,727 and investor relations of $43,772.The increase in the loss for the quarter ending August 31, 2006 was attributed to the write off of the Stewart #1 in the amount of $26,042. The Quarter ended November 30, 2006 was consistent with prior periods. During the quarter ended February 28, 2006 the general and administrative expenditures were consistent with prior years and the Atlin project was abandoned and accordingly the exploration expenditures in the amount of $94,019 were written off. The Company will continue to explore the lobe claims for gold, uranium and molybdenum.

As the Company has not owned nor owns any revenue producing resource properties, no mining revenue has been recorded to date

LIQUIDITY AND CAPITAL RESOURCES

As of February 28, 2007 the Company has working capital of $442,976 (2006 - $300,585). This working capital amount does not include the advanced US$50,000 refundable performance bank guarantee to the government of Myanmar. The bank guarantee is included in Mineral Properties on the Company's Balance Sheet.

The Company has limited financial resources and has financed its operations primarily through the sale of its common shares. For the foreseeable future, the Company will need to rely on the sale of such securities for sufficient working capital and to finance its mineral property acquisition and exploration activities, and /or enter into joint venture agreements with third parties. As the Company does not generate any revenue from operations, the long-term profitability of the Company will be directly related to the success of its mineral property acquisition and exploration activities.

The Company closed a private placement financing on January 9, 2007, 900,000 flow through units at a price of $0.15 for proceeds of $135,000 and 100,000 units at a price of $0.15 for proceeds of $15,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.25 for a period of two from date of closing of the private placement. The funds will be used for further development and drilling of the Naskeena Coal Project located in the Bowser Basin coal suite near Terrace in NE British Columbia.

The Company has no long-term debt obligations.

SHARE CAPITAL

As of the date of this MD&A, the Company has 21,433,755 issued and outstanding common shares. The authorized share capital is unlimited no par value common shares.

	Shares	Amount
Balance, August 31, 2005	15,138,755	3,947,319
Issued for cash		
Exercise of options	290,000	34,000
Exercise of warrants	595,000	71,400
Private placement	3,750,000	712,500
Issued for property	450,000	129,500
Share issue costs		(50,750)
Fair value of options exercised	-	32,335
	-	
Balance, August 31, 2006	20,223,755	$ 4,876,304
Issued for cash		
Private placement	1,000,000	150,000
Exercise of options	50,000	5,000
Exercise of warrants	160,000	15,000
Fair value of options exercised	-	4,646
Balance , April 17, 2007	21,433,755	$ 5.050,950

As of the date of this MD&A the Company had the following incentive stock options outstanding:

Expiry Date	Exercise Price	Outstanding August 31, 2006	Granted	Exercised	Expired/ Cancelled	Outstanding April 17, 2007
April 13, 2008(*)	$ 0.25	225,000				225,000
October 27, 2008	$ 0.15	300,000				300,000
September 29, 2009	$ 0.20	200,000				200,000
December 31, 2009	$ 0.20	75,000				75,000

September 1, 2010	$ 0.10	460,000		50,000		410,000
March 6, 2011	$ 0.13	100,000				100,000
March 9, 2011	$ 0.13	75,000				75,000
October 30, 2011	$0.17	-	100,000			100,000
		1,435,000	100,000	50,000		1,485,000

*The Company paid a finders fee on a private placement that closed on April 13, 2006.The Company issued 225,000 agent options exercisable at $0.25 for two years from closing into units, comprising one share and one warrant exercisable at $0.35 for two years from closing.

As of the date of this MD&A the Company had the following share purchase warrants, enabling the holder to acquire further common shares as follows:

Expiry Date	Exercise Price	Outstanding August 31, 2006	Issued	Exercised	Expired	Outstanding April 17, 2007
December 20, 2006	$ 0.25	1,650,000	-	-	1,650,000	-
December 20, 2006	$ 0.25	850,000	-	-	850,000	-
October 28, 2006/2007	$ 0.12/$ 0.15	905,000	-	160,000	-	745,000
April 13, 2008	$ 0.35	2,250,000	-	-	-	2,250,000
January 9, 2009	$0.25	-	1,000,000	-	-	1,000,000
		5,655,000	1,000,000	160,000	2,500,000	3,995,000

RELATED PARTY TRANSACTIONS

During the period ended February 28, 2007 and 2006 the Company entered into the following transactions with related parties.

Expenditure	February 28, 2007	February 28, 2006
Office and administrative services	$33,000	31,000
Office lease	3,080	3,746

Office and administrative services contracts entered into between Robert Card, President and Blaine Bailey, CFO were entered into in the normal course of business. Office rent was paid to a company controlled by the President of the Company

During the period directors and officers of the Company acquires an aggregate of 540,000(2006-350,000) units of a private placement for proceeds of $81,000 (2006 - $35,000)

INVESTOR RELATIONS

The Company had entered into an investor relation’s agreement with Syndicated Capital Corp. (“Syndicated”) of Vancouver. A. Salman Jamal (“Jamal”) is the principal of Syndicated and the contract is on a month to month basis at a fee of $5,000 per month. Jamal was granted 200,000 incentive stock options at an exercise price of 10 cents, exercisable on or before September 1 2010 with vesting of the initial 25 per cent of the options on December 1, 2005 and a further 25 per cent of the options each three – months thereafter. The Company terminated the investor relations agreement with Jamal on October 31, 2006.

APPROVAL

The Board of Directors of Jet Gold Corp. has approved the disclosures in this MD&A.

FORWARD LOOKING STATEMENTS

All statements in this report that do not directly and exclusively relate to historical facts constitute forward-looking statements. These statements represent the Company's intentions, plans, expectations and belief, and are subject to risk, uncertainties, and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.

RISKS AND UNCERTAINTIES

The Company's principal activity is mineral exploration and development. Companies in this industry are subject to many and varied kinds of risks, but not limited to, environmental, metal prices, political and economical.

One of the Company's mineral properties is located in Myanmar. As a portion of the Company's business is carried on in a foreign country it is exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but not limited to, terrorism, hostage taking, military repression, expropriation, changing tax laws, extreme fluctuations in currency exchange rates, high rates of inflation and labor unrest. Myanmar's status as a developing country may make it more difficult for the Company to obtain any required exploration financing for this project.
Changes, if any, in mining or investment policies or shifts in political attitude in Myanmar may adversely affect the Company's operations in these countries. Operations may be effected in varying degrees by government regulations with respect to, but not limited to restrictions on expropriation of property, foreign investment, maintenance of claims, environmental legalization, land use and land claims of local people.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property titles may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

The Company has no significant sources of operating cash flow and no revenue from operations. Additional capital will be required to fund the Company's exploration program. The sources of funds available to the Company are the sale of marketable securities, sale of equity capital or the offering of an interest in its project to another party. There is no assurance that it will be able to obtain adequate financing in the future or that such financing will be advantageous to the Company.

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations. Mineral exploration involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. Exploration of the Company's mineral exploration may not result in any discoveries of commercial bodies of mineralization. If the Company's efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties in which it previously had no interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liabilities to the Company.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, short term investments, prepaid expenses and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Additional information on the Company available through the following source: www.sedar.com.

Form 52-109F2 *Certification of Interim Filings*

I, Robert L. Card, President of Jet Gold Corp. certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jet Gold Corp. (the issuer) for the interim period ending February 28, 2007;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.   The issuer's other certifying officers and I am responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: April 17, 2007

"*Robert L Card*"
President

Form 52-109F2 *Certification of Interim Filings*

I, Blaine Y. Bailey, CFO of Jet Gold Corp Corp. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jet Gold Corp. (the issuer) for the interim period ending February 28, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I am responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

Date: April 17, 2007

"Blaine Y. Bailey"
CFO